SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Tucows Inc.

(Name of Subject Company (Issuer))

Tucows Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, no par value per share

(Title of Class of Securities)

898697206

(CUSIP Number of Class of Securities)

Elliot Noss

Tucows Inc.

96 Mowat Avenue

Toronto, Ontario M6K 3M1

(416) 535-0123

(Name, Address, and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Joanne Soslow, Esquire

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

(215) 963-5000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form of Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a  tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: □

If applicable, check the appropriate box(es) below to designate the appropriate rule provision relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

ITEM 12. EXHIBITS

Exhibit Number	Description

99.1	Press Release announcing the intention of Tucows Inc. to conduct a modified Dutch Auction tender offer, dated November 12, 2014.

INDEX OF EXHIBITS

Exhibit Number	Description

99.1	Press Release announcing the intention of Tucows Inc. to conduct a modified Dutch Auction tender offer, dated November 12, 2014.